August 4, 2005

Via Edgar

Mr. Russell Mancuso, Branch Chief

Mr. Donald C. Hunt, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	China Medical Technologies, Inc.
Amendment No. 2 to Registration Statement on Form F-1 (No. 333-126630)

Dear Messrs. Mancuso and Hunt:

On behalf of our client, China Medical Technologies, Inc., a company organized under the laws of the Cayman Islands (the “Company” or “China Medical”), we are filing herewith the Company’s Amendment No. 2 to the Registration Statement on Form F-1 (the “Amendment No. 2”). For ease of your reference, we have also delivered to you 5 hard copies of Amendment No. 2 marked to show changes to Amendment No. 1 to the Registration Statement publicly filed with the Commission on July 18, 2005 (the “Amendment No. 1”).

Set forth below are responses by the Company to comments contained in the letter dated July 28, 2005 from the staff of the Commission (the “Staff”). The Staff’s comments are reprinted below and followed by a summary of the responsive actions. We have included page numbers to refer to the location of Amendment No. 2 where the language addressing a particular comment appears.

In addition to revisions to the Registration Statement in response to the comments of the Staff, the Company has amended the Registration Statement to reflect certain recent developments.

*            *            *

Risk Factors, page 11

Fluctuation in the value of the Renmibi…, page 26

1.	Revise this risk factor to reflect the People’s Bank of China’s Recent unlinking of the yuan to the U.S. dollar.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 26.

Resident partners: Joseph A. Bevash (US), Sabrina Y. T. Maguire (US), John A. Otoshi (US), Mitchell D. Stocks (US), David Zhang (US)

August 4, 2005

Exhibit 5.1

2.	The exhibit that you file with your registration statement may not assume conclusions of law that are necessary requirements of the ultimate opinion. For example, we note that assumption in the second paragraph numbered “2” on page two of the exhibit.

In response to the Staff’s comment, the Cayman Islands counsel has revised its opinion. Attached hereto as Annex A is a copy of the revised opinion marked to show changes made to the previous version of the opinion. The Company will file a final, dated and signed version of the opinion of Cayman Islands counsel as an exhibit to the Registration Statement concurrently with the filing of Amendment No. 2.

3.	We note that the legal opinion states that it is “given solely for your benefit…and may not be relied upon by any other person without our prior written consent.” Your registration statement must include an opinion on which investors can rely. Please revise accordingly.

In response to the Staff’s comment, the Cayman Islands counsel has revised its opinion.

4.	Please tell us why your legal opinion refers to shares being “allotted.”

The Company respectfully advises the Staff that it has been informed by Cayman Islands counsel that it is correct to include the terms “allotted” and “allotment” in the opinion on the following basis. Under Cayman Islands law, a subscriber for shares becomes a shareholder in the Company when the relevant shares are allotted and issued to him. Allotment takes place when the directors resolve that the relevant shares shall be apportioned to the subscriber out of the total number of shares available for subscription. The issue of shares takes place when the shareholder’s name is entered into the register of members of the Company. A share cannot be “issued” without first being “allotted”.

Exhibit 8.1

5.	Please file a final, dated and signed opinion.

The Company will file a final, dated and signed opinion of Latham & Watkins LLP as Exhibit 8.1 to the Registration Statement concurrently with the filing of Amendment No. 2.

Very truly yours,

/s/ David Zhang

David Zhang

of LATHAM & WATKINS LLP

Enclosures

cc:	Xiaodong Wu, Chairman and Chief Executive Officer, China Medical Technologies, Inc.
Sam Tsang, Chief Financial Officer, China Medical Technologies, Inc.
Shuang Zhao, Latham & Watkins LLP, Hong Kong
Leiming Chen, Shearman & Sterling LLP, Hong Kong
Megan Tang, Shearman & Sterling LLP, Hong Kong
Jack Chow, KPMG, Hong Kong
Kenneth Bunce, KPMG-US Capital Markets Group, Hong Kong

2

Annex A

Cayman Islands Opinion (Marked)

~~18 July~~4 August 2005	Our Ref: DW/L238-H00187

China Medical Technologies, Inc.

No. 24 Yongchang North Road

Beijing Economic-Technological Development Area

Beijing 100176

China

Dear Sirs

CHINA MEDICAL TECHNOLOGIES, INC.

We have acted as Cayman Islands legal advisers to China Medical Technologies, Inc. (the “Company”) in connection with the Company’s registration statement on Form F-1 (the “Registration Statement”), filed with the Securities and Exchange Commission under the U.S. Securities Act of 1933 on 15 July 2005 relating to the offering by the Company of American Depositary Shares (the “Public Offering”). We are furnishing this opinion as exhibit 5.1 to the Registration Statement.

For the purposes of giving this opinion, we have examined the following documents:

1.	the Certificate of Incorporation dated 6 July 2004, the Certificate of Incorporation on Change of Name dated 22 July 2004, the Memorandum and Articles of Association as registered on 6 July 2004, the Amended and Restated Memorandum and Articles of Association as registered on 26 January 2005, the Second Amended and Restated Memorandum and Articles of Association as conditionally adopted on 11 July 2005, the minute book, the Register of Members, Register of Directors and Register of Officers and the Register of Mortgages and Charges of the Company, copies of which have been provided to us by its registered office in the Cayman Islands on 15 July 2005;

2.	a Certificate of Good Standing dated ~~3 June~~27 July 2005 issued by the Register of Companies;

3.	a copy of executed written resolutions of the directors of the Company dated 11 July ~~2005 and~~2005, a copy of executed written resolutions of the sole shareholder of the Company dated ~~17 January~~19 January 2005 and a copy of executed written resolutions of the shareholders of the Company dated 11 July 2005;

4.	a certificate from a director of the Company dated ~~18 July~~4 August 2005, a copy of which is attached hereto (the “Director’s Certificate”); and

5.	the Registration Statement.

We are Attorneys-at-Law in the Cayman Islands and express no opinion as to any laws other than the laws of the Cayman Islands in force and as interpreted at the date of this opinion.

We are of the opinion that under, and subject to, the laws of the Cayman Islands:

WALKERS	Page 2

1.	The Company has been duly incorporated as an exempted company with limited liability for unlimited duration and is validly existing under the laws of the Cayman Islands.

2.	The authorised share capital of the Company is US$50,000,000 divided into 500,000,000 shares of par value US$0.1 each (each a “Share”).

3.	The issue and allotment of all the Shares pursuant to the Public Offering has been duly authorised. When allotted, issued and paid for as contemplated in the Registration Statement and registered in the register of members of the Company, the Shares will be legally issued and allotted, fully paid and non-assessable.

We hereby consent to the use of this opinion in, and the filing hereof, as an exhibit to the Registration Statement and to the reference to our firm under the headings “Taxation”, “Enforceability of Civil Liabilities”, “Legal Matters” and elsewhere in the prospectus included in the Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the Rules and Regulations of the Commission thereunder.

We have assumed that:

1.	The originals of all documents examined in connection with this opinion are authentic, all signatures, initials and seals are genuine, all such documents purporting to be sealed have been so sealed and all copies are complete and conform to their originals.

~~2.~~	~~There is no contractual or other provision (other than as may arise by virtue of the laws of the Cayman Islands) binding on the Company or on any other party prohibiting it from enter into and performing its obligations as contemplated in the Public Offering.~~

2.	~~3.~~ The Director’s Certificate is true and accurate as of the date hereof.

3.	~~4.~~ The Certificate of Incorporation dated 6 July 2004, the Certificate of Incorporation on Change of Name dated 22 July 2004, the Memorandum and Articles of Association as registered on 6 July 2004, the Amended and Restated Memorandum and Articles of Association as registered on 26 January 2005, the minute book, the Register of Members, Register of Directors and Register of Officers and the Register of Mortgages and Charges of the Company, copies of which have been provided to us by its registered office in the Cayman Islands on 15 July 2005 are true and correct copies of the originals of the same and are complete and accurate and constitute a complete and accurate record of the business transacted by the Company and all matters required by law and the Memorandum and Articles of Association of the Company to be recorded therein are so recorded.

To maintain the Company in good standing under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies.

This opinion is limited to the matters referred to herein and shall not be construed as extending to any other matter or document not referred to herein. ~~This opinion is given solely for your benefit and the benefit of your legal advisers acting in that capacity in relation to this transaction and may not be relied upon by any other person without our prior written consent.~~

WALKERS	Page 3

This opinion shall be construed in accordance with the laws of the Cayman Islands.

Yours faithfully

WALKERS